8-49934

VF 3-8-05

05036107

ES
ECOMMISSION
20549

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PROCESSED
MAR 17 2005
THOMSON FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-44934~~ 49

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/04** (MM/DD/YY) AND ENDING **12/31/04** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MS Trade Finance, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

830 Third Avenue
(No. and Street)

New York (City) **NY** (State) **10022** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken Mackay **(212) 319-4829**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinick Sanders Leventhal & Co., LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 16th Floor (Address) **New York** (City) **NY** (State) **10018-7010** (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
WASH. DC

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TLH 3/14

OATH OR AFFIRMATION

I, Ken Mackay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MS Trade Finance, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

DIANE LINDER LAVINE
NOTARY PUBLIC, State of New York
No. 01LA4684162
Qualified in New York County
Commission Expires January 31, 20 07

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Members' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Supplemental Report of Indepedent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MS TRADE FINANCE, LLC

DECEMBER 31, 2004

INDEX

WSL WEINICK SANDERS LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 BROADWAY
NEW YORK, N.Y. 10018-7010

212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

INDEPENDENT AUDITORS' REPORT

To the Member
MS Trade Finance, LLC
New York, New York

We have audited the accompanying statement of financial condition of MS Trade Finance, LLC, formerly known as Emerging Markets Securities - DE, LLC, as at December 31, 2004 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MS Trade Finance, LLC, formerly known as Emerging Markets Securities - DE, LLC, as of December 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Weinick Sanders Leventhal & Co., LLP

New York, New York
February 2, 2005

MS TRADE FINANCE, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$21,352	
Furniture and fixtures, net of accumulated depreciation of $296	3,262	
Loan receivable	33,880	
Total assets		$58,494

LIABILITIES AND MEMBER'S EQUITY

Liabilities	$11,060
Member's equity	47,434
Total liabilities and member's equity	$58,494

The accompanying notes are an integral part of these financial statements.

MS TRADE FINANCE, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2004

Revenues:		
Placement and service fees	$52,386	
Interest	82	
Total revenues		$52,468
Expenses:		
Administrative and service fees	34,415	
Professional fees	24,706	
Office	275	
Regulatory	1,951	
Insurance	7,657	
Depreciation	296	
Sundry	480	
Total expenses		69,780
Net loss		($17,312)

The accompanying notes are an integral part of these financial statements.

MS TRADE FINANCE, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2004

Balance, January 1, 2004	$49,546
Contributions	15,200
Net loss	(17,312)
Balance, December 31, 2004	$47,434

The accompanying notes are an integral part of these financial statements.

MS TRADE FINANCE, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:		
Net loss		($17,312)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	$ 296	
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:		
Accrued expenses	11,060	
Total adjustments		11,356
Net cash used in operating activities		(5,956)
Cash flows used in investing activities:		
Purchase of furniture and fixtures		(3,558)
Cash flows from financing activities:		
Contributions		15,200
Net increase in cash		5,686
Cash - January 1, 2004		15,666
Cash - December 31, 2004		$21,352

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION.

MS Trade Finance, LLC, formerly known as Emerging Markets Securities - DE, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD). The Company engages in a single line of business as a securities broker-dealer, primarily as an introducing broker soliciting and introducing buyers and sellers of trade finance paper and participation interests in trade finance paper. The Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

(a) Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Use of Estimates:

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(c) Placement and Service Fees:

Placement fees are recognized when earned and service fees are recognized on a month-to-month basis.

(d) Income Taxes:

The Company's net income or loss is reported on the member's personal income tax returns. Since the Company operates in New York City, the Company is subject to New York City Unincorporated Business taxes.

(e) Furniture and Fixtures:

Furniture and fixtures is stated at cost less accumulated depreciation. Depreciation is provided on the straight-line basis primarily over an estimated useful life of seven years.

NOTE 3 - LOAN RECEIVABLE.

The loan receivable balance of $33,880 is due from an affiliate (an entity controlled by the sole member of the Company). The loan is non interest bearing.

NOTE 4 - NET CAPITAL REQUIREMENT.

The Company is a member of NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $10,292, which was $5,292 in excess of its required net capital of $5,000.

NOTE 5 - RELATED PARTY TRANSACTIONS.

The Company has agreements with an affiliate (an entity controlled by the sole member of the Company) whereby the affiliate provides the Company with certain administrative management services. During 2004, the affiliate charged the Company $4,560 and is included with administrative and service fees in the accompanying statement of operations. At December 31, 2004 $4,560 is due this company and is included in liabilities.

NOTE 6 - CONCENTRATION OF CREDIT RISK.

A significant portion of the Company's revenues are derived from transactions with foreign institutions. During 2004, approximately 89% of the Company's revenues were earned from one entity.

WSL WEINICK
SANDERS
LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 BROADWAY
NEW YORK, N.Y. 10018-7010
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
MS Trade Finance, LLC
New York, New York

Our report on our audit of the basic financial statements of MS Trade Finance, LLC, formerly known as Emerging Markets Securities - DE, LLC for the year ended December 31, 2004 appears on Page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Weinick Sanders Leventhal & Co., LLP

New York, New York
February 2, 2005

MS TRADE FINANCE, LLC

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

Total Member's Equity		$47,434
Deduct nonallowable assets:		
Furniture and fixtures, net	$ 3,262	
Loan receivable	33,880	
		37,142
Net capital		10,292
Aggregate indebtedness:		
Accrued expenses	$11,060	
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital)		5,000
Excess net capital		$ 5,292
Percentage of aggregate indebtedness to net capital		107.5%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17-a-5, Part IIA filing as of December 31, 2004.

WSL WEINICK SANDERS LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 BROADWAY
NEW YORK, N.Y. 10018-7010
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
MS Trade Finance, LLC
New York, New York

In planning and performing our audit of the financial statements of MS Trade Finance, LLC, formerly known as Emerging Markets Securities - DE, LLC, for the year ended December 31, 2004, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or "aggregate debits") and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control, and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above, other than as follows:

The Company on March 5, 2004 and through October 27, 2004 was in violation of the Net Capital Rule, SEC Rule 15c3-1 as its net capital was below the required minimum of $5,000. In addition, the Company failed to notify the SEC and NASD within the required time period under SEC Rule 17a-11(b) and (g).

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Weinick Sanders Leventhal & Co., LLP

New York, New York
February 2, 2005